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STUARTS REPORTS CLOSING OF FOUR STORES







	FRANKLIN, MASS., May 3, 1995 -- Stuarts Department Stores, Inc. (NASDAQ - STUS) announced today that it plans to close its Athol, Chelsea, and Fitchburg, Massachusetts and Goffstown, New
Hampshire stores. Stuarts announced also that it is negotiating to enter into arrangements for the sale of inventory at those stores in connection with the closings. After the closing of those stores, the Stuarts chain will consist of eight department stores and one "Stuarts too" store.



	Stuarts estimates that, as of April 29, 1995, the aggregate book value, on a cost basis, of the inventory in the Athol, Chelsea, Fitchburg and Goffstown stores was approximately $3 million. Stuarts stated that, although it can give no assurance that the sale of the inventory will be completed, the amount proposed to be paid to the Company pursuant to those arrangements is subject to the completion of negotiations and is expected to be determined based upon a store inventory.



	The Company stated further that is has continued to experience financial and liquidity difficulties and that its efforts to date to sell the retail chain have been unsuccessful. The
Company stated that, as a result of its continued financial and liquidity difficulties, it is considering a limited number of alternatives available to the Company.



For further information, contact:



	Mr. David Ferguson, President

	508-520-4540, ext. 224



	Mr. Antone F. Moreira, Executive Vice President and CFO

	508-520-4540, ext. 222

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